SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 19 November 2007

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons


This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.


(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.


(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.


(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



All relevant boxes should be completed in block capital letters

 1   Name of the Issuer                 2   State whether the notification
                                            relates to:

     Bank of Ireland                        (i) a transaction notified in
                                            accordance with Market Abuse Rules;
                                            (ii) a disclosure made in accordance
                                            with section 53 (as extended by
                                            section 64 of the Companies Act
                                            1990) or entered into the issuer's
                                            register in accordance with section
                                            59 of the Companies Act 1990; or
                                            (iii) both (i) and (ii).
                                            Notification relates to (iii) above
                                            and to the UK Disclosure Rule 3.1.4
                                            R (1) (a)


 3   Name of person discharging         4   State whether notification relates
     managerial responsibilities/           to a person connected with a person
     director                               discharging managerial
                                            responsibilities/director named in 3
                                            and identify the connected person
     Richard Boucher - Executive            N/A
     Director
     Des Crowley - Executive Director
     Denis Donovan - Executive
     Director
     Brian Goggin - Executive Director
     John O' Donovan - Executive
     Director
     John Clifford - PDMR
     Finbarr Murphy- PDMR
     Ronan Murphy- PDMR
     Tony Wyatt- PDMR

 5   Indicate whether the notification  6   Description of shares (including
     is in respect of a holding of the      class) debentures or derivatives or
     person referred to in 3 or 4           financial instruments relating to
     above or in respect of a               shares
     non-beneficial interest
     Executive Directors and PDMR's         Ordinary Stock
     named in 3 above.

 7   Name of registered shareholder(s)  8   State the nature of the transaction
     and, if more than one, number of
     shares held by each of them
     John Clifford, Neville Bourke &        Acquisition of Stock under the Staff
     David Keogh (TSS)                      Stock Issue, (Stock Incentive Plan
                                            and Partnership Stock Scheme Des
                                            Crowley only).
     David McGowan, Richard Holden,
     Peter Morris (TSS)

 9   Number of shares, debentures or   10   Percentage of issued class acquired
     financial instruments relating to      (treasury shares of that class
     shares acquired                        should not be taken into account
                                            when calculating percentage)
     Richard Boucher 846 Units              Richard Boucher 0.00009%
     Des Crowley 462 Units (293 units       Des Crowley 0.00005%
     @ Euro 15.00 and 169 units @ Euro
     12.92)
     Denis Donovan 846 Units                Denis Donovan 0.00009%
     Brian Goggin 846 Units                 Brian Goggin 0.00009%
     John O' Donovan 846 Units              John O' Donovan 0.00009%
     John Clifford 846 Units                John Clifford 0.00009%
     Finbarr Murphy 846 Units               Finbarr Murphy 0.00009%
     Ronan Murphy 846 Units                 Ronan Murphy 0.00009%
     Tony Wyatt 846 Units                   Tony Wyatt 0.00009%

11   Number of shares, debentures or   12   Percentage of issued class disposed
     financial instruments relating to      (treasury shares of that class
     shares disposed                        should not be taken into account
                                            when calculating percentage)
     N/A                                    N/A

13   Price per share or value of       14   Date and place of transaction
     transaction
     Euro 15.00 (with the exception of      19 November 2007, Dublin
     169 units of Partnership Stock
     Scheme (UK) @ Euro 12.92)


15   Total holding following           16   Date issuer informed of transaction
     notification and total percentage
     holding following notification
     (any treasury shares should not
     be taken into account when
     calculating percentage)
     Richard Boucher 10,254 0.001%          19 November, 2007
     Des Crowley 128,915 0.013%
     Denis Donovan 137,507 0.014%
     Brian Goggin 520,260 0.053%
     John O' Donovan 93,559 0.009%
     John Clifford 135,399 0.014%
     Finbarr Murphy 43,591 0.004%
     Ronan Murphy 67,553 0.007%
     Tony Wyatt 1,600 0.0002%



If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                          18   Period during which or date on
                                                 which it can be exercised
19   Total amount paid (if any) for grant   20   Description of shares or
     of the option                               debentures involved (class and
                                                 number)
21   Exercise price (if fixed at time of    22   Total number of shares or
     grant) or indication that the price is      debentures over which options
     to be fixed at the time of exercise         are held following notification
23   Any additional information             24   Name of contact and telephone
                                                 number for queries
                                                 Ella Cullen, Group Secretary's
                                                 Office
                                                 + 353 1 6043472


Name and signature of duly designated officer of issuer responsible for making notification


John B. Clifford, Group Secretary


Date of notification 19 November 2007





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary


Date: 19 November 2007